July 12, 2006

By EDGAR and Airborne Express

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Messrs. H. Christopher Owings, Jim Allegretto, and Robert Babula

Re:	Consolidated Edison, Inc.
Form 10-K for the year ended December 31, 2005
Filed February 22, 2006
File No. 1-14514

Consolidated Edison Company of New York, Inc.
Form 10-K for the year ended December 31, 2005
Filed February 22, 2006
File No. 1-1217

Gentlemen:

On June 28, 2006, we received a letter from the Commission’s Division of Corporation Finance containing comments on the above-referenced filings. Our responses to the comments are provided below following the Division’s comments.

Item 1. Business, page 6

1.	Comment: You suggest on page 38 that Consolidated Edison’s competitive energy business sells energy to customers of Con Edison of New York and O&R, although there are no inter-segment revenue reflected in Note O—Financial Information by Business Segment for your competitive businesses. In this regard, please explain to us why this is the case. If your competitive energy sales by-pass the subsidiary utilities, advise why there are inter-segment sales between other and Con Edison of New York.

Response: Consolidated Edison Solutions, Inc. (Con Edison Solutions), one of Consolidated Edison Inc.’s (Con Edison) competitive energy businesses, sells electricity directly to some delivery-service customers of Con Edison’s utilities. Those customers are customers of Con Edison Solutions for electric commodity and customers of Con Edison’s utilities for delivery service. Prospectively, we will clarify the descriptions of these arrangements in the MD&A.

The inter-segment revenue reflected for Consolidated Edison of New York, Inc. (Con Edison of New York) and Other in Note O is unrelated to the sale of electricity by any subsidiary of Con Edison. These inter-segment revenues are interdepartmental rents between Con Edison of New York’s principal business segments which are its regulated electric, gas and steam utilities. Con Edison of New York’s shared facilities are assigned to a business segment and recorded in the plant assets of that business segment. Other business segments (i.e. electric, gas and steam) are charged for their use of the facilities via carrying charge or rental charges on specific land, structures and equipment. A corresponding credit is made to the revenue account of the business segment to which the facility is assigned. Interdepartmental rental charges and the corresponding revenues are recorded in accordance with the company’s rate agreements. For financial statement purposes, these revenues are eliminated as part of consolidation adjustments included within “Other” (see the “***” footnote at the bottom of page 104). Prospectively, we will expand our description of inter-segment revenues in the MD&A for additional clarity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

O&R Electric, page 46

2.	Comment: Prospectively, please individually quantify the reasons, to the extent material, for higher purchased power costs, higher sales and deliveries.

Response: We will do so. Prospectively, our disclosure of variations in future periods will be formatted along the lines of the following:

“Orange and Rockland Utilities, Inc.’s (O&R) sales and delivery revenue in 2005 compared with 2004 increased by $95 million due primarily to higher electric purchased power costs of $74 million, warmer summer weather of $7.4 million, growth in the number of customers of $1.2 million, a one-time adjustment increasing unbilled revenues by $3.4 million and higher customer usage of $5.0 million. Higher electric purchased power costs are due to an increase in average unit costs of $59 million and an increase in purchased power amounts due to increased sales volumes of $15 million.”

Competitive Energy Business, page 47

3.	Comment: Please enhance your MD&A discussion to quantify the change in price versus quantity on your operating revenue. Furthermore, please tell us whether derivatives had any impact on your competitive business.

Response: We will do so. Prospectively, our disclosure of variations in future periods will be formatted along the lines of the following:

“Higher retail sales volume accounted for $309 million of additional retail revenue in 2005 compared with 2004 while higher retail prices contributed an additional $109 million of retail revenue. The remaining increase in revenue of $116 million is primarily due to higher wholesale load volumes.”

The competitive energy businesses use derivatives to hedge market price fluctuations associated with their purchase and sale of electricity. As discussed in Note P to the financial statements in the Form 10-K (page 105), a portion of these derivatives are cash flow hedges for which unrealized gain or loss are recorded in “other comprehensive income” (OCI) and reclassified to earnings when the underlying transactions are completed. At December 31, 2005, Con Edison had a $12 million accumulated OCI loss, of which a $14 million loss was related to the competitive energy business for these hedges and a $2 million gain was related to the regulated energy business. Also, as discussed in Note P, the competitive energy business had other derivatives that did not qualify as hedges under Statement of Financial Accounting Standards (SFAS) No. 133 for which it recognized a mark-to-market pre-tax loss of $4 million in 2005, a mark-to-market pre-tax gain of $5 million in 2004 and a mark-to-market pre-tax loss of $1 million in 2003.

Notes to Consolidated Financial Statements

Note B—Regulatory Matters, page 79

Regulatory Assets and Liabilities, page 84

4.	Comment: We assume the “prior year deferred tax amortization” was treated in accordance with SAB 5:F. If otherwise, please explain in detail. If so, please show us your SAB 99 materiality assessment for all years and quarters affected. Please also explain the nature of this item including why it is a “revenue equivalent”. We may have further comment.

Response: Yes, this item was treated in accordance with Staff Accounting Bulletin (SAB) 5:F. Separately, under a request for confidential treatment, we are forwarding you our SAB 99 materiality assessment.

Note E—Pension Benefits, page 87

5.	Comment: We note that pension costs deferred has increased substantially in 2005 to $(44) million when compared to 2004. We also note a comparable increase in regulatory assets in Note B for pension deferrals of $54 million, which we assume relates to the aforementioned deferral, if not, please clarify our understanding. Please tell us how the amount deferred is determined and what amount has been approved in your last rate case. Tell us whether your rate treatment bears any relationship to the amount of contributions to the plan. If so, explain the relationship.

Response: Your assumption is correct, the increase in deferred pension costs is a substantial and related element of the increased regulatory asset. In accordance with the provisions of SFAS No. 71 and their respective rate agreements, Con Edison of New York and O&R defer for future recovery any difference between expenses recognized under SFAS Nos. 87 / 106 and the current rate allowances. The regulatory asset in Note B for pensions and other postretirement benefits reflects such deferrals. For 2005, the $44 million pension deferral was determined as follows:

	2005
(Millions of Dollars)	Net Pension Expense	Rate Allowances	Pension Cost Deferred
Con Edison of New York	$(15)	$(48)	$(33)
Orange & Rockland	$18	$7	$(11)

Total	$3	$(41)	$(44)

The rate allowance for pensions was determined based on the actuaries’ latest accounting cost projections available at the time of each rate case filing. Those projections were made using then current assumptions. Amounts established in the currently effective rate agreements remain the same throughout the term of the agreement. Actual net pension expense was higher than those projections, primarily because of changes in assumptions.

Regarding your reference to the increase in regulatory assets in Note B for pension and other postretirement benefits deferrals of $54 million, this amount includes the pension deferral of $44 million shown in the above table, as well as the deferral for other postretirement benefits of $24 million shown in Note F—Other Postretirement Benefits, page 90, offset by rate recoveries of $14 million.

The deferral accounting permitted under our current rate agreements address income statement recognition of pension and other postretirement benefits accounting costs and is not determinative of our contributions. The company’s policy is to fund its accounting cost to the extent tax deductible, even if no contribution is required under funding regulations or laws. As indicated in Note E (page 89 of the Form 10-K), we expect to make contributions in 2006. The contributions will be equal to the accounting cost before application of the deferral accounting permitted under the rate agreements.

6.	Comment: We note investment gains and losses are fully recognized in expense over a 15-year period. We further note your discussion of using a method other than the corridor method discussed in paragraph 32 of SFAS no. 87. We are not clear on whether this is how you determine market-related value or whether you are amortizing investment gains and losses that are not reflected in market-related value. If the former, please explain how this complies with the 5 year requirement in paragraph 30 of Statement no. 87. You may want to clarify for us how the amortization of investment gains and losses and determination of market-related value relate to each other. If this amortization policy for investment gains and losses is different than your determination of market-related value then it appears you have a choice between accounting methods and it should be disclosed as an accounting policy.

Response: In accordance with paragraph 30 of SFAS No. 87, the company determines a market-related value of plan assets by adjusting the fair value of assets as of the valuation date by a five-year weighted average of the investment gains or losses. Each year’s investment gain or loss is the difference between the expected asset returns and those actually experienced in the year. On this basis, each year’s investment gains or losses are reflected in the calculation of the market-related value over a five-year period. This determination complies with paragraph 30, which states that the market-related value of plan assets shall be either fair value or a calculated value that recognizes changes in fair value in a systematic and rational manner over not more than five years. We will enhance our disclosure in future filings to clarify the amortization period.

The company follows paragraph 31 of SFAS No. 87 which specifies that asset gains and losses not yet reflected in market-related value are not required to be amortized under paragraphs 32 and 33 as an amortization of unrecognized gains or losses. The portion of the investment gains and losses that are included in the market-related value (with each year’s gains and losses brought in at the rate of 20% per year for five years) are amortized over ten years in accordance with the company’s procedures for amortizing all experience gains and losses. Thus, all investment gains and losses are fully recognized in accounting cost over a 15-year period—the five year period over which the investment gain or loss will be fully recognized in the market-related value of assets, followed by the ten year period over which the investment gain or loss will be amortized as an unrecognized gain or loss.

The company’s method for amortizing investment as well as other experience gains and losses meets the requirements of paragraph 33 of SFAS No. 87, which allows for any systematic method of amortization of unrecognized gains and losses that is faster than the “corridor method” and is applied consistently to gains and losses. In the event that the minimum amortization required under paragraph 32 of SFAS No. 87 is greater, the minimum amortization is used. The company follows the Statement of Policy issued by the New York State Public Service Commission (PSC) for amortizing gains and losses. Under that Policy, gains and losses arising each year are amortized over ten years from the date of establishment.

Note I—Other Material Contingencies, page 95

7.	Comment: Please tell us the current rate making status of the deferral of non-capital costs associated with the September 11, 2001 attacks on the World Trade Center including whether any amounts have been included for recovery in current rates.

Response: Non-capital costs include primarily the costs of moving facilities to avoid interfering with governmental projects (interference costs) and interest on amounts previously deferred. In Con Edison of New York’s current electric and gas rate agreements the company recovers deferred non-capital costs associated with the World Trade Center at a rate of $14.0 million and $3.8 million per year, respectively. Cumulatively recovery of these costs through December 31, 2005 was $10.5 million and $4.7 million for electric and gas, respectively. In addition, the company recently settled on new rates for its Steam service, which is subject to approval by the PSC. The settlement includes annual recovery of $4 million of deferred World Trade Center costs. Through currently approved rate agreements and future rate actions the company expects to fully recover the deferred non-capital costs incurred.

Note J—Non-Utility Generators and Other Power Purchase Agreements, page 96

8.	Comment: Explain to us the material terms of the Indian Point 2 PPA, including any obligations to pay variable costs. In this regard, we note your discussion on page 107 regarding your inability to obtain the necessary information to determine whether certain other PPA entities were VIEs. Since Indian Point is not mentioned we assume you performed a FIN 46R analysis. If not, please explain why. If so, please summarize the results. We may have further comment.

Response: As indicated in the initial table in Note J, Con Edison of New York has a six-year power purchase agreement (PPA) with Entergy Nuclear Indian Point 2, LLC (LLC) for the purchase of the output from a 1,000 MW power plant owned by the LLC. Under the PPA, which started in April 2004, the company pays a fixed price for 1,000 MW of capacity and a fixed per-unit price for the associated energy (scheduled under the PPA to decrease to 650 MW in 2008 and 250 MW in 2009). Projected payments under the PPA for 2006 through 2010 are included in the fixed payment table included in Note J. Under FASB Interpretation No. (FIN) 46R, the company evaluates whether a contract absorbs variability based on the operating cash flow method. Under this method, we focus on whether the contract directly absorbs some or all of the variability of the operating cash flows of the entity. Since the company pays fixed prices for both energy and capacity under the PPA, we have concluded that the PPA does not absorb a sufficient amount of variability from the LLC’s operations for the PPA to be considered a variable interest in the LLC under the provisions of FIN46R.

Note N—Stock Based Compensation, page 100

9.	Comment: Your disclosure indicates that option awards can be settled in either stock, or cash, which appears inconsistent with page 33 of your March 31, 2006 Form 10-Q which suggests that stock delivery is the sole method of satisfying the options hence you termed them “equity awards”. Please clarify for us the terms of the options and whether the employee has the ability to choose the form of settlement. If the employee has the choice, please explain how you concluded these awards should be classified as equity under SFAS no. 123R. See paragraph 34 of Statement 123R. We may have further comment.

Response: Stock options awarded under the company’s 1996 Stock Option Plan and its Long Term Incentive Plan entitle the employee to purchase shares of Con Edison common stock. See the form of stock option agreement (Exhibit 10.3 to the company’s Form 8-K, dated January 24, 2005). Employees do not have the ability to choose the form of the company’s settlement of stock options. Accordingly, the outstanding options are “equity awards.”

The more general statement in Note N is consistent with the terms of the plans that provide the Management Development and Compensation Committee of the company’s Board of Directors the discretion to elect for the company, in lieu of delivering shares, to settle the exercise of options by a cash payment or a combination of shares and cash. The Committee has not elected to settle options other than by delivery of shares.

For employees, other than executive officers, Con Edison has made available a cashless exercise arrangement for options through a third party broker. Under this arrangement, when an employee exercises the option, the third party broker will immediately sell the option shares owned by the employee. The company will deliver the shares to the third party broker. Upon settlement, the third party broker pays to the employee the proceeds of such sale, net of the option’s exercise price (which is paid to the company) and taxes.

Con Edison and Con Edison of New York each acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing (the Form 10-K);

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt consideration of our responses will be appreciated.

We are available to discuss our responses to your comments at any time. You may reach the undersigned at 212-460-3440 (hoglundr@coned.com; telecopy: 212-677-0601) or Edward J. Rasmussen, Con Edison’s Vice President and Controller at 212-460-4202 (rasmussene@coned.com).

Very truly yours,

/s/ Robert N. Hoglund Robert N. Hoglund
Chief Financial Officer

Cc:    Michael Elpers, PricewaterhouseCoopers LLP